UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Amendment and Restatement of Equity Incentive Plan

On June 26, 2025, the board of directors of the Registrant approved the second amendment and restatement of its previously adopted 2024 Equity Incentive Plan, as amended and restated (the “2024 Plan”), to increase the maximum aggregate number of Class A ordinary shares of the Company reserved under such plan for future issuance, effective on June 26, 2025 (the “Second Amended and Restated 2024 Plan”). Under the Second Amended and Restated 2024 Plan, the maximum aggregate number of Class A ordinary shares of the Company may be issued pursuant to all awards shall be 18 million, increased from 12 million in the 2024 Plan. No other substantive amendment to the 2024 Plan was made.

The foregoing description of the Second Amended and Restated 2024 Plan is qualified in its entirety by reference to the full text of the Second Amended and Restated 2024 Plan, which is attached as Exhibit 99.1 to this Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Second Amended and Restated 2024 Plan of Autozi Internet Technology (Global) Ltd.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board

Date: June 27, 2025